Filed Pursuant to Rule 424(b)(5)
File No. 333-231555-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee(1)
4.20% First Mortgage Bonds due 2048	$230,000,000	$29,854

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Pricing Supplement No. 1 Dated March 31, 2020

(To Prospectus dated May 17, 2019 and

Prospectus Supplement dated March 31, 2020)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series K

$230,000,000

IDAHO POWER COMPANY

Reopening of 4.20% First Mortgage Bonds due 2048

Title of Securities:	4.20% First Mortgage Bonds due 2048 (the “Notes”)

Principal Amount:	$230,000,000

Price to Public:	113.763% payable in immediately available funds[1]

Purchasers’ Discount:	0.750%

Proceeds to Us after Discount:	113.013%[1]

Interest Rate:	4.20% per annum

Original Issue Date:	April 3, 2020

Original Interest Accrual Date:	March 1, 2020

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020

Record Dates:	February 15 and August 15

Maturity Date:	March 1, 2048

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

Qualified Reopening	The Notes will form part of our 4.20% First Mortgage Bonds due 2048 and, other than the Original Issue Date, Original Interest Accrual Date and Price to Public, will have the same terms as, with the same CUSIP number as, and will be fungible with, the other first mortgage bonds of this series issued by us on March 16, 2018. After giving effect to this offering, the aggregate principal amount of the outstanding first mortgage bonds of this series will be $450 million.

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Plus accrued interest from and including March 1, 2020 to, but excluding, April 3, 2020, in the aggregate amount of $858,666.67, and accrued interest, if any, from April 3, 2020, if settlement occurs after that date.

J.P. Morgan

Wells Fargo Securities

KeyBanc Capital Markets

MUFG

US Bancorp

BofA Securities

Extended Settlement:

We expect that delivery of the Notes will be made against payment therefor on or about April 3, 2020, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, as follows:

•	Prior to September 1, 2047, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, and

•

as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points,

•	On or after September 1, 2047, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed,

plus in any case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.

We will mail notice of any redemption at least 30 days before the date fixed for redemption to each registered holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the Corporate Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the corporate trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the corporate trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means each of (1) J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
J.P. Morgan Securities LLC	$55,200,000
Wells Fargo Securities, LLC	59,800,000
KeyBanc Capital Markets Inc.	34,500,000
MUFG Securities Americas Inc.	34,500,000
U.S. Bancorp Investments, Inc.	34,500,000
BofA Securities, Inc.	11,500,000
Total	$230,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.45% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.30% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of November 6, 2015, as amended by the First Amendment to the Credit Agreement, dated as of December 6, 2019.

Interest Payment Dates:

We will make interest payments on the Notes on March 1 and September 1 of each year, commencing September 1, 2020, and at maturity. The record date for the March 1 payment of interest will be February 15 and the record date for the September 1 payment of interest will be August 15.

Use of Proceeds:

The purchasers will pay the proceeds from the sale of the Notes, net of the purchasers’ discount, to us in immediately available funds. After our receipt of these proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment.

We estimate that we will receive net proceeds from the sale of the Notes of approximately $259.2 million, after deducting all applicable discounts, including the purchasers’ discount, and estimated offering expenses. The expenses of the sale of the Notes, not including discounts, are estimated at $700,000 and are payable by us. We anticipate using the net proceeds from the sale of the Notes to pay at or prior to maturity $100 million of our 3.40% first mortgage bonds due November 1, 2020 and to fund a portion of our capital requirements, or for other general corporate purposes.

Certain United States Federal Income Tax Considerations:

The following supplements the discussion under the “Certain United States Federal Income Tax Considerations” section of the Prospectus Supplement regarding the United States federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus Supplement or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable United States federal, state, and local tax laws and non-United States tax laws and possible changes in tax laws.

Subject to the discussion in the following paragraph regarding amortizable bond premium, interest on the Notes generally will be taxable to a United States holder as ordinary interest income at the time it accrues or is received in accordance with the United States holder’s method of accounting for United States federal income tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 32 days of accrued interest that a United States holder paid as part of the issue price of the Notes (“Pre-Issuance Accrued Interest”) will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income.

Additionally, because the issue price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the issue price attributable to Pre-Issuance Accrued Interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder’s income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Notes’ yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the IRS.

Because the Notes may be redeemable prior to maturity at a premium, special rules may apply. These rules could reduce, eliminate or defer the amount of premium that you may amortize with respect to the Notes. Please consult your tax advisor about the effect of our optional redemption right on your ownership of the Notes.

Upon a sale or retirement of the Notes, a United States holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are a return of Pre-Issuance Accrued Interest), and (ii) the United States holder’s adjusted tax basis in the Notes. A United States holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the United States holder, reduced by any bond premium that the United States holder previously amortized with respect to the Notes and reduced by any Pre-Issuance Accrued Interest that was previously received by the United States holder. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Legal Matters:

Brian R. Buckham, our Senior Vice President and General Counsel, and Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of March 31, 2020, Mr. Buckham beneficially owned 4,899 shares of IDACORP, Inc. common stock. Mr. Buckham is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.

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